UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 9, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the news release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

9 March 2021
News Release

UBS publishes agenda for the Annual General Meeting of UBS Group AG on 8 April 2021

Claudia Böckstiegel and Patrick Firmenich are nominated for election to the Board of Directors of UBS Group AG and UBS AG at the Annual General Meeting. Beatrice Weder die Mauro will not stand for re-election.

As previously communicated, the UBS Group AG Board of Directors proposes an ordinary dividend of USD 0.37 (gross) in cash per share for the financial year 2020.

The Board of Directors proposes a capital reduction by way of cancellation of shares repurchased under the 2018–2021 share buyback program and the approval of a new share buyback program 2021–2024.

In light of the ongoing COVID-19 pandemic, the Board of Directors is regretfully unable to plan the Annual General Meeting (AGM) as a physical event. The upcoming AGM will therefore be held as a webcast once again. UBS asks its shareholders to exercise their voting rights through the independent proxy.

Zurich, 9 March 2021 – The UBS Group AG Annual General Meeting (AGM) will take place on 8 April 2021 and will begin at 10:30 a.m. CET. The AGM will be broadcast live in both German and English at ubs.com/agm.

In light of the ongoing COVID-19 pandemic and related restrictions, the Board of Directors has decided that voting rights must be exercised through the independent proxy. UBS regrets that physical participation in the AGM will once more not be possible.

The invitation to the AGM, including explanatory information on individual agenda items, is available at ubs.com/agm.

Agenda for the Annual General Meeting 2021 of UBS Group AG

1.        Approval of the UBS Group AG management report and consolidated and standalone financial statements for the 2020 financial year

2.        Advisory vote on the UBS Group AG Compensation Report 2020

3.        Appropriation of total profit and distribution of ordinary dividend out of total profit and capital contribution reserve

UBS Group AG, News Release, 9 March 2021                                                                                                                                              Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

4.        Discharge of the members of the Board of Directors and the Group Executive Board for the 2020 financial year (excluding all issues related to the French cross-border matter)

5.        Re-election of members of the Board of Directors

5.1.            Axel A. Weber as Chairman of the Board of Directors

5.2.            Jeremy Anderson

5.3.            William C. Dudley

5.4.            Reto Francioni

5.5.            Fred Hu

5.6.            Mark Hughes

5.7.            Nathalie Rachou

5.8.            Julie G. Richardson

5.9.            Dieter Wemmer

5.10.          Jeanette Wong

6.        Election of new members to the Board of Directors

6.1.            Claudia Böckstiegel

6.2.            Patrick Firmenich

7.        Election of the members of the Compensation Committee

7.1.            Julie G. Richardson

7.2.            Reto Francioni

7.3.            Dieter Wemmer

7.4.            Jeanette Wong

8.        Approval of compensation for the members of the Board of Directors and the Group Executive Board

8.1.            Approval of the maximum aggregate amount of compensation for the members of the Board of Directors from the 2021 AGM to the 2022 AGM

8.2.            Approval of the aggregate amount of variable compensation for the members of the Group Executive Board for the 2020 financial year

8.3.            Approval of the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the 2022 financial year

9.        Re-elections

9.1.            Re-election of the independent proxy, ADB Altorfer Duss & Beilstein AG, Zurich

9.2.            Re-election of the auditors, Ernst & Young Ltd, Basel

9.3.            Re-election of the special auditors, BOD AG, Zurich

10.     Amendments of the Articles of Association

11.     Reduction of share capital by way of cancellation of shares repurchased under the 2018–2021 share buyback program

12.     Approval of a new share buyback program 2021–2024

UBS Group AG, News Release, 9 March 2021                                                                                                                                             Page 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

UBS Group AG

Investor contact

Switzerland:    +41-44-234 41 00

Americas:        +1-212-882 5734

Media contact

Switzerland:    +41-44-234 85 00

UK:     +44-207-567 47 14

Americas:        +1-212-882 58 58

APAC: +852-297-1 82 00

ubs.com/media

UBS Group AG, News Release, 9 March 2021                                                                                                                                             Page 3

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551 and 333-253432) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 9, 2021